August 14, 2006

Via Facsimile - (202) 772-9210

Mr. Steven Jacobs

Accounting Branch Chief

United States Securities and

Exchange Commission

Washington, D.C. 20549

Re:	ARC Corporate Realty Trust, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Form 10-Q for Fiscal Quarter Ended March 31 2006
Filed May 10, 2006
File No. 0-50727

Dear Mr. Jacobs:

The Company has received your comment letter dated August 2, 2006 (the “Comment Letter”) with respect to the above-referenced filings made by the Company. For convenience of reference, each staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5. Investment in Triangle Plaza II, page 49

Comment No. 1 - We have reviewed your response to comment 1 from our letter dated July 19, 2006. Please tell us how you considered your inability to obtain financial information of Triangle in evaluating your continued basis for using the equity method to account for this investment. Specifically, please tell us how you considered this fact and any other facts in determining whether they constitute evidence to the contrary that you have the ability to exercise significant influence over Triangle. Refer to paragraph 17 of APB 18.

August 14, 2006

Response: The property owned by Triangle Plaza II LLC, a large retail facility built in 1998, is leased pursuant to triple net leases to two tenants, both of which are large companies. Under these leases, the tenants are responsible for substantially all of the operating expenses associated with the property, including real estate taxes, insurance and maintenance and repairs.

EITF Topic D-46, Accounting for Limited Partnership Investments, supplements APB 18 and requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” Investments of more than 3 to 5 percent are generally viewed as more than minor. Paragraph 17 of APB 18 references an investment of 20% or more of the voting stock of an investor as leading to a presumption of “significant influence.” The Company’s 40% interest is well in excess of these threshold amounts.

In our August 9 conference call, you noted that in addition to these quantitative considerations, Paragraph 17 of APB 18 also examines qualitative factors, with a focus on whether the Company has the ability to exercise “significant influence” with respect to the investment. You further noted that the Company’s inability to obtain current financial information for the Triangle investment may indicate that such significant influence is not present.

With respect to this qualitative analysis, the Company notes the following.

1. The Company does not believe its temporary inability to obtain financial information for the Triangle investment negates its determination that it has significant influence with respect to this investment. The inability to obtain financial information is attributable to pending litigation, and does not reflect any fundamental change in the Company’s degree of influence concerning Triangle. The Company has a contractual right to the financial information. The Company’s partner, which is in control of this information, is in default of its obligation to provide the information. The Company has sent written notice of this default and is pursuing legal remedies to enforce its rights. Moreover, the Company has access to other significant information concerning the investment, such as lease agreements, mortgages and amortization schedules.

2. In addition to rights to access information under the Operating Agreement, the Company has significant rights to exert influence with respect to the investment thereunder. Relevant provisions are as follows:

3.03	Right to consent to additional members;

3.05	Right to statutory information;

3.09	Right of first refusal to purchase membership interests;

August 14, 2006

3.10	Tag along rights to participate in a sale of membership interests;

4.02	Right (but not obligation) to make additional capital contributions;

6.01(a)	Right to participate in appointment of successor manager;

6.02(b)	Requirement for member consent for manager to take certain actions, including borrowing money, amending the Articles of Association, and terminating the Management Company or the Developer, or amending their respective agreements;

6.02(c)	Right of first refusal to acquire the property;

6.02(f)	Discretionary right under certain circumstances to remain a member or have its interest liquidated;

6.05	Right to remove manager for cause;

6.08	Right to act on behalf of Triangle to cure defaults by other parties; and

11.01	Right to consent to dissolution.

3. You inquired about the Company’s participation in the preparation of an operating budget for this investment. As noted in our conference call, an operating budget has never been prepared because the triple net leases obviate the need for one. Hence, this indicia of influence, which would apply in the context of many real estate investments, is inapplicable in this situation.

Considering these quantitative and qualitative criteria in their totality, the Company believes that it has the significant influence with respect to the Triangle investment to account for it using the equity method of accounting through December 31, 2005.

Comment No. 2 - Notwithstanding comment 1, please tell us your accounting basis for continuing to report equity in earnings of Triangle based on estimates in light of the guidance in paragraph 19(g) of APB 18. Specifically, tell us how you considered the possibility that there may be information, in addition to that available to you as disclosed in your response to prior comment 1, of which you are not aware by which would have an impact on the financial statements of Triangle. In addition, please explain your statement that, “The Company has no obligation to pay any operating expenses of the property due to the triple net nature of the lease, under which all operating expenses are paid by tenants,” in light of the fact that the summary financial information of Triangle reported by you includes operating expenses that represent between 20% to 25% of revenues.

August 14, 2006

Response: This comment has several components, and additional components were introduced in our conference call on August 9. In the interest of clarity, the Company will respond to each component of this comment separately.

1. In reporting equity in earnings based on estimates, how did the Company consider the possibility that there was additional information of which it was not aware but which would have an impact on the financial statements of Triangle? The Company considered this possibility and determined that under the circumstances, as described below, it was highly unlikely that there was any material information of which it was not aware. The Company received financial statements for Triangle for the nine-month period ended September 30, 2005. The Company communicated with the managing member of Triangle in late October and determined there were no developments which would materially affect Triangle operations or results of operations. As part of its asset management process, the Company monitors all portfolio properties and their tenants, and was aware that throughout 2005 there were no changes in the circumstances of the Triangle property or its tenants.

Due to the availability of substantial information concerning the investment, the Company was not required to estimate any material portion of the information necessary to arrive at results of operations reflected in the financial statements. To the extent the Company used estimates in its reporting, there was very little uncertainty as to the estimated amounts, and the Company used a very conservative approach in areas where there was uncertainty. Revenue consists of rental payments provided for in the lease agreements, copies of which the Company has in its possession. The only uncertainty as to revenue is the amount of percentage rent in each period. The Company adopted a conservative approach in this regard and did not report any percentage rent. The principal expense associated with the investment is interest expense, which the Company was able to accurately determine due to its access to mortgage loan documents and amortization schedules. Under the terms of the triple net leases for this property, substantially all operating expenses are reimbursed by the tenants, and therefore do not materially affect the financial statements for the investment. Reimbursement of operating expenses is addressed in detail below.

The only other circumstances which could give rise to information material to the financial statements of which the Company was not aware would be adverse developments with the tenants or the need for expenditures at the property which are not payable by the tenants. As a result of its monitoring of the property and the tenants, the Company knew there were no such adverse developments. As a result, the Company believed that as of December 31, 2005 it had the requisite degree of certainty as to the operating results of the Triangle investment to continue reporting equity in earnings as of that date.

2. Please explain your statement that, “The Company has no obligation to pay any operating expenses of the property due to the triple net nature of the lease, under which all operating expenses are paid by tenants,” in light of the fact that the summary financial

August 14, 2006

information of Triangle reported by you includes operating expenses that represent between 20% to 25% of revenues. Under GAAP, the Company must report operating expenses of the property, such as real estate taxes, common area maintenance and insurance premiums, even though the Company does not ultimately bear these expenses because all operating expenses other than certain amounts, discussed below, are reimbursed by the tenants under the terms of the triple net leases. The tenant reimbursements are included in the revenue amounts disclosed.

The expenses of Triangle Plaza II primarily consist of real estate taxes, common area maintenance and insurance, 100% of which are reimbursed by the tenants in the property. Triangle Plaza II bills the prior year amounts to tenants on a monthly basis subject to a year-end reconciliation against actual current year charges, and has historically been reimbursed by the tenants on a timely basis. Following is a summary of operating expenses for the nine months ended September 30, 2005 and for the year ended December 31, 2004 as reported by Triangle Plaza II:

	2005	2004
	(nine months)
Real estate taxes	$214,227	$280,589
Insurance	114,250	125,139
Common area maintenance	327,202	647,487
Management fees	95,625	124,881
Other expenses	30,476	28,610

Triangle Plaza II incurs a management fee to an affiliate which is not reimbursable by the tenants. Such amount is based on 3% of rental income and can be calculated based on the rental information in the leases. The other expenses are not significant and consist primarily of professional fees.

In 2004, rental income was reduced by a provision for a non recurring common area repair of $140,000, which management of Triangle Plaza II provided for based on discussions with the tenants. The tenants were contractually obligated to pay for the repair item, however, management of Triangle Plaza II made a decision to reserve for the billings at that time and ACRT was consulted and concurred with that decision. The 2005 expense amounts do not include any significant non recurring repairs, and therefore, ACRT believes the reimbursement income is fully collectible based on the historical payment history of the tenants.

3. Please explain how the Company derived equity in earnings of the Triangle investment from the summary income statement. (This additional comment was made in our

August 14, 2006

August 9 conference call.) The Company inadvertently included annualized September 30, 2005 summary information for Triangle Plaza II, rather than September 30, 2005 information as reported by Triangle Plaza II. The correct information was included in the 10-K/A.

Following is an explanation of the relationship between the Triangle Plaza II summary income statement provided in the Company’s Form 10-K/A and the Company’s equity in earnings for the years 2005 and 2004. The primary difference in year over year equity in earnings is attributable to the percentage rent earned by Triangle Plaza II. Specifically, the 2004 summary income statement information includes percentage rent of $453,237 and the 2005 number includes $0. Percentage rent is excluded from the 2005 amounts, as the required annual hurdles had not been achieved and thus cannot be (and were not) recorded as of September 30, 2005.

For purposes of calculating distributions, the Company is entitled to a 12% return on its capital and then receives 40% of net cash flow, with the exception of amounts attributable to percentage rent. The Company receives 20% of amounts related to percentage rent. The Company has determined its share of the equity in earnings of Triangle based upon the contractual provisions of the operating agreement. Because of the preferred return, the Company’s share of the equity in earnings is different from its ownership percentage of 40%:

12% Return:

•	Company 12% preferred return (based on contributed capital of $3,055,625) = $371,695 allocable to the Company

•	Triangle (the other member of the LLC) 12% preferred return (based on contributed capital of $504,217) = $61,335 allocable to Triangle

Income Allocation:

•	Remaining net income ($1,032,235-371,695-61,335-453,237)=145,969 * 40% to the Company = $58,387

•	Remaining net income ($1,032,235-371,695-61,335-453,237)=145,969 * 60% to Triangle = $87,581.

Percentage Rent:

•	Allocation of Percentage Rent $453,237 x 20% = $90,647 to the Company

•	Allocation of Percentage Rent $453,237 x 80% = $362,590 to Triangle

August 14, 2006

The components of the Company’s 2004 equity in earnings of Triangle Plaza II are summarized as follows:

12 % preferred return	$371,695
Remaining income	58,387
Percentage rent	90,647
Total	$520,729

Less: Amortization of acquisition fee	(23,124)
Total	497,605

If the percentage rent were removed from the allocation, the income would be reduced to $578,998 ($1,032,235 - $453,237) and the Company’s equity in earnings would be reduced to $406,958 ($497,605 - $90,647). The percentage of the Company’s equity in earnings to net income of Triangle Plaza II would then be approximately 70%. This compares to the Company’s equity in earnings of $476,389 for 2005 based on an estimated annualized net income of Triangle Plaza II of $723,834 (which does not include any percentage rent) for a percentage of approximately 66% for the Company’s equity in earnings versus net income of Triangle Plaza II.

A spreadsheet presenting the foregoing information is attached hereto as Appendix A.

The Company appreciates the opportunity to discuss these issues in the August 9 conference call, which was very helpful to the Company’s understanding of how best to address the issues raised in these comments. As discussed in that call, the Company is awaiting Staff clearance on its proxy materials for stockholder approval of liquidation of the Company, which the Board has determined is in the best interests of the stockholders. Company management is confident that the stockholders will approve the liquidation, which will enable the Company to return the stockholders’ investments to them. The Company looks forward to working with you to conclude the review of the Company’s financial statements so the Company can solicit stockholder approval of the liquidation.

If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9544 or Mr. Ambrosi or Mr. Bruce Nelson, Chief Financial Officer of the Company, both at (973) 249-1000.

Sincerely,

J. Benjamin English

cc:	Robert Ambrosi

Bruce Nelson

Amanda Sledge

Appendix A

Triangle Plaza II

	Est. used in 2005 Alloc.	2005 9 Month Actual	2004	2003
Rental revenue	3,482,603	2,553,802	3,954,045	3,903,130
Reimbursement income	852,656	655,679	1,053,215	786,461
Interest and other income	5,594	5,593	2,478	4,234

Total Revenue	4,340,853	3,215,074	5,009,738	4,693,825

Interest expense	1,890,003	1,420,900	1,918,285	1,934,115
Real estate taxes	285,636	214,227	280,589	266,900
Common area maintenance	436,270	327,202	647,487	438,513
Insurance	130,750	114,250	125,139	81,047
Management fee	127,500	95,625	124,881	124,483
Professional fees	33,032	29,032	27,542	36,277
Miscellaneous	2,943	1,443	2,068	1,845
Provision for doubtful accounts	0	0	140,627	0
Depreciation and amortization	710,885	533,163	710,885	710,885

Total Expenses	3,617,019	2,735,842	3,977,503	3,594,065

Net Income	723,834	479,232	1,032,235	1,099,760

Waterfall Income Allocation		2005	2004	2003
	Capital
12% Capital allocation
ACRT	3,055,625	366,675	371,695	366,675
Triangle	504,217	60,506	61,335	60,506
Total Capital Allocation		427,181	433,030	427,181

Remaining income		296,653	599,205	672,579
Less: percentage rent		(70,885)	453,236	402,322
60%/40% allocation income		367,538	145,969	270,257

ACRT	40%	147,015	58,388	108,103
Triangle	60%	220,523	87,581	162,154

Percentage rent allocation		(70,885)	453,236	402,322
ACRT	20%	(14,177)	90,647	80,464
Triangle	80%	(56,708)	362,589	321,858

Total income allocated to ACRT		499,513	520,730	555,242
Less amortization of acquisition fee		(23,124)	(23,125)	(23,124)
Net ACRT Equity in Earnings		476,389	497,605	532,118
Ratio of ACRT equity in earnings to estimated net income		66%	48%	48%

Net income w/o percentage rent		794,719	578,999	697,438
Net ACRT equity in earnings w/o percentage rent		490,566	406,958	451,654

Ratio of ACRT equity in earnings to estimated net income w/o percentage rent		62%	70%	65%